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                                                                      EXHIBIT 1


                             PALMER WIRELESS, INC.
                             12800 University Drive
                           Fort Myers, Florida 33907
                                 (941) 433-4350

                                                            September 5, 1997

To Our Stockholders:

                  On May 23, 1997, Palmer Wireless, Inc. entered into a merger agreement with Price Communications Corporation, under which Price Communications will pay $17.50 per share in cash in exchange for all shares of Palmer Wireless common stock. We described this merger agreement in the Proxy Statement sent to you on August 13, 1997 (the "Proxy Statement"), portions of which are attached to this letter as Exhibit A.

                  The Proxy Statement also contained a description of a proposal from Price Communications to conduct a tender offer for Palmer Wireless common stock. Price Communications has now commenced that tender offer by way of an Offer to Purchase dated September 5,1997 to acquire up to 3,000,000 shares of Palmer Wireless common stock for shares of Price Communications common stock (the "Exchange Offer"). Under the Exchange Offer, Price Communications will issue Price Communications common stock with an aggregate market value of $18.00 for each share of Palmer Wireless common stock that is purchased. For purposes of determining the exchange ratio, the market value of Price Communications common stock will be determined by taking the average closing price per share for the five trading days ending on September 17, 1997. The principal executive offices of Price Communications are located at 45 Rockefeller Plaza, Suite 3200, New York, New York 10020.

                  Your Board believes you should have adequate time to review the terms of the Exchange Offer prior to the stockholder vote to approve the merger agreement with Price Communications. For this reason, the Board will adjourn the September 12 special meeting of stockholders at which the merger agreement will be considered for one week until September 19, 1997. No stockholder votes will be taken at the stockholder meeting on September 12, 1997. The proxy card which was distributed with the Proxy Statement will be valid for use at the adjourned stockholders' meeting on September 19.

                  Because the Board believes that the merger agreement is fair and in the best interests of Palmer Wireless and its stockholders and has made no investigation of Price Communications, the ongoing management of Palmer Wireless' cellular operations by Price Communications or the advisability of an investment in Price Communications stock, the Board of Directors expresses no opinion and remains neutral toward the Exchange Offer. You should make your own decision on whether or not to tender, based on personal factors, including whether you would like to receive cash or Price Communications common stock for your Palmer Wireless common stock.

                  Stockholders should be aware that certain directors and executive officers of Palmer Wireless have individual interests in the merger. Please refer to the section of the Proxy Statement entitled "Interests of Certain Persons in the Merger," which is attached as Exhibit A, for a full description of these interests.

                  We have been informed that certain directors and executive officers have determined to tender an aggregate of _______ shares of Palmer Wireless common stock for Price Communications common stock in the Exchange Offer, and that certain other directors and executive officers have not yet determined whether to tender shares in the Exchange Offer. Palmer Communications



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Incorporated, the holder of all of Palmer Wireless Class B shares, intends to exchange such shares in the merger.

                  Palmer Wireless is not engaged in any negotiation in response to the Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Palmer Wireless;
(ii) a purchase, sale or transfer of a material amount of assets by Palmer Wireless; (iii) a tender offer for or other acquisition of securities by or of Palmer Wireless; or (iv) any material change in the present capitalization or dividend policy of Palmer Wireless. Except for the merger agreement which was entered into prior to the commencement of the Exchange Offer, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Exchange Offer that relate to or would result in one or more of the events referred to above.

                  Thank you for your continued support.


                                             Sincerely,


                                             William J. Ryan
                                             President and
                                             Chief Executive Officer